AGRI ENERGY
LIMITED

Como Tower
Level 9, 644 Chapel Street
South Yarra Victoria
Australia 3141

PHONE 61 (3) 8689 3000
FAX 61 (3) 8689 3001
E-MAIL office@aael.net
www.aael.net
ABN: 83 061 375 442

2 August 2007

SUPPL

SEC File Number
82-35100

US Securities and Exchange Commission
100F Street N.E
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 1 7 2007
WASH. D.C.
200

Attention: Filing Desk

07026168

Dear Sirs

Exemption Under Rule 12g 3-2(b)

Please be advised that the Agri Energy Limited intends to comply with Rule 12g3-2 (b) by relying on electronic disclosure via its website, www. aael.net.

It is noted that all documents issued to the ASX and security holders are added to the website at the time of being issued.

PROCESSED
AUG 2 3 2007
THOMSON
FINANCIAL

Yours faithfully

Bruce W Arnold
Company Secretary

dlw 8/22

END

Fueling our Future